UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 1-SA/A

(Amendment No. 1)

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2023

Sky Quarry Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-1803091
State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization

707 W. 700 S, Suite 101, Woods Cross, UT 84087

(Full mailing address of principal executive offices)

424-394-1090

(Issuer’s telephone number, including area code)

Explanatory Note

This Amendment No. 1 to Form 1-SA amends and restates in its entirety the Company’s Semi-Annual Report on Form 1-SA (the “Original Filing”) originally filed with the Securities and Exchange Commission on October 6, 2023 (the “Original Filing Date”). This Amendment No. 1 is being filed to amend certain items in the classification of certain costs and expenses. These amendments result in noncash, financial statement corrections and have no material impact on the Company’s current or previously reported cash, cash equivalents position or total revenues.

This Amendment No. 1 is presented as of the filing date of the Original Filing and does not reflect events that may have occurred subsequent to the Original Filing Date. Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the SEC subsequent to the date on which we filed the Original Filing.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the Company’s financial condition and results of operations for the six months ended June 30, 2023 should be read in conjunction with the Company’s financial statements and the related notes thereto included in this semi-annual report on Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs based on current market conditions. Actual results could differ materially from those discussed in the forward-looking statements.

The accompanying semi-annual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA and as such they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with US generally accepted accounting principles. The information set forth herein may change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

Overview

We are an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated sands and soils. The recycling of asphalt shingles is expected to reduce the dependence on landfills for the removal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

We have developed a process for separating oil from oily sands and other oil-bearing solids utilizing a proprietary solvent which we refer to as our ECOSolv technology or the ECOSolv process.  The solvent is used in a closed-loop distillation and evaporation circuit which results in over 99% of the solvent being recoverable for continuous reuse and requires no water.  The solvent has demonstrated oil separation rates of over 95% in bench testing using samples of both mined crushed ore and ground asphalt shingles.

We intend to retrofit the PR Spring Facility, located in southeast Utah (as defined below) to recycle waste asphalt shingles using our ECOSolv technology, to produce and sell oil as well as asphalt paving aggregate mined from our bitumen deposit.

We also plan to develop a modular asphalt shingle recycling facility (“ASR Facility”), which can be deployed in cities with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the six months ended June 30, 2023 and 2022, respectively. We have derived this data from our unaudited interim consolidated financial statements included elsewhere in this Form 1-SA. Our results of operations described below only include Foreland’s financial performance from the date of acquisition, September 30, 2022, forward. During the comparative six month period ended June 30, 2022, the Company’s activities were focused on the retrofit of the PR Spring facility.

Six months ended June 30, 2023 compared to six months ended June 30, 2022

Net Sales

Sales from operating activities for the six months ended June 30, 2023 amounted to $24,759,951, solely from Foreland not present in the comparative period. Sales for the six months ended June 30, 2022 amounted to $nil due to retrofit of the PR Spring facility.  The increase in sales from 2023, as compared to 2022, is solely attributed to our acquisition of Foreland.

Cost of Revenue

Cost of sales from operating activities for the six months ended June 30, 2023 amounted to $20,527,195, with gross margins of $4,232,757 and net profit of $672,632.  Cost of sales from operating activities for the six months ended June 30, 2022 amounted to $nil due to retrofit of the PR Spring facility.  The increase in cost of sales and net profit from 2023 as compared to 2022 was primarily the result of our acquisition of Foreland.

General and Administrative

Operating expenses for the six months ended June 30, 2023 amounted to $3,560,125 and consisted of general and administrative (inclusive of internal fuel, professional fees, salaries and wages, repairs and maintenance, insurance, utilities, etc.) of $3,185,404, share based compensation of $223,316 and depreciation and amortization of $151,405. Operating expenses during the six months ended June 30, 2022 amounted to $1,563,435 and consisted of legal and professional fees, salaries, wages and travel, facility insurance and other overhead expenses, debt repayment and finance costs related to debt service. The increase in operating costs and expenses from 2023 as compared to 2022 was primarily the result of our acquisition of Foreland.

Other Income (Expense)

Other income and expenses for the six months ended June 30, 2023 consisted of gain on sale of asset of $550,000, interest expense of $377,624 and tax expense of $2,324, and for the six months ended June 30, 2022 consisted of interest expense of $104,480 and tax expense of $3,723.

Net Income (Loss)

Net income was $842,684 for the six months ended June 30, 2023 compared to a net loss of $1,671,638 at June 30, 2022, an increase of $2,514,322.

Liquidity and Capital Resources

Introduction

We had negative operating cash flows for the three and six months ended June 30, 2023. Our cash on hand as of June 30, 2023 was $1,065,142. Although we have strong short-term cash flow, as we integrate our Foreland acquisition we will face strong medium to long term cash needs. We anticipate that these needs will be satisfied through the issuance of debt or the sale of our securities until such time as our cash flows from operations will satisfy our cash flow needs.

Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2023 and December 31, 2022, respectively, are as follows:

	June 30,	December 31,	Increase/
	2023	2022	(Decrease)

Cash	$1,065,142	$572,197	$492,945
Total Current Assets	8,422,033	8,520,324	(98,291)
Total Assets	30,205,212	25,812,143	4,393,069
Total Current and Total Liabilities	11,755,173	9,435,471	2,319,702

Our cash increased by $492,945 as of June 30, 2023 as compared to December 31, 2022. Our total current assets decreased by $98,291 primarily because of a decrease in accounts receivables of $693,287 and inventory of $10,444 offset by an increase of prepaid expenses of $112,496. Our total assets increased by $4,393,069 due to an increase in property, plant and equipment of $524,991, oil and gas properties of $209,219 and restricted cash of $3,757,150.

Our current liabilities increased by $3,251,264 and our total liabilities increased by $2,310,702, both primarily as a result of a decrease in accounts payable and accrued expenses of $554,060, and debt discount (origination fee) of $993,160 offset by net increases in notes payable of $3,772,264 and amortization of origination fee of $94,658.

In order to repay our obligations in full or in part when due, we will be required to raise significant capital from other sources. There is no assurance, however, that we will be successful in these efforts.

Cash Requirements

Our cash on hand as of June 30, 2023 was $1,065,142. Although we have strong short-term cash flow, as we integrate our Foreland acquisition we will face strong medium to long term cash needs. We anticipate that these needs will be satisfied through the issuance of debt or the sale of our securities until such time as our cash flows from operations will satisfy our cash flow needs.

Sources and Uses of Cash

Operating Activities

Our net cash used in operating activities for the six months ended June 30, 2023, were $1,178,846, as compared to $1,684,127 at June 30, 2022. Our net cash used in operating activities for the six months ended June 30, 2023 consisted of a net profit of $842,684, change in working capital of $2,673,669, less share based compensation of $223,316, depreciation and amortization of $151,405, amortization of debt issuance costs of $64,658, and factoring discount fee and interest of $212,760. Our net cash used in operating activities for the six months ended June 30, 2022 consisted of a net loss of $1,671,638, less change in working capital of $5,688 plus amortization of debt issuance of $18,177.

Investing Activities

Our cash flow used in investing activities for the six months ended June 30, 2023 and 2022 was ($885,615) and $(1,514,583), respectively, a decrease of $628,968, or 58%. Our investing activities in 2023 and 2022 consisted of net change to property, plant and equipment.

Financing Activities

Our net cash provided by financing activities for the six months ended June 30, 2023 and 2022 was $6,305,349 and $11,608,056, respectively, a decrease of $5,302,707. Our cash flows from investing activities in 2023 consisted of proceeds from notes payable of $3,842,825, issuance of equity of $35,000, net proceeds of factoring agreements of $2,460,584, offset by payments on notes payable of $33,060. Our cash flows from investing activities in 2022 consisted of proceeds from issuance of equity of $12,724,175 offset by payments on notes payable of $1,116,119.

Trend Information

Our trend information relates to the price of oil. The prices paid to our crude oil suppliers and to suppliers for wholesale diesel and gasoline as well as the additives we use to produce diesel, naphtha, vacuum oil gas and asphalt (which affects our cost of sales) are highly correlated to the price of crude oil.  The crude oil commodity markets are highly volatile, and the market prices of crude oil, and, correspondingly, the market prices of wholesale diesel, gasoline, and additive chemicals can experience rapid and significant fluctuations. We have a limited capacity for inventory storage and containment facilities which limits our ability to generate more revenue. Therefore, increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Seasonality

The Company anticipates that sales and operation of the PR Spring Facility may be subject to seasonality during the months from November to March due to potential difficulties in site access by truck during adverse weather conditions.

The Company does not expect sales and commercial operations at the Eagle Springs Refinery to be subject to seasonality.

Subsequent Events

The following material events occurred after June 30, 2023, through the date of this Semi-annual Report (the “Subsequent Event Period”).

On July 1, 2023, the Company issued 100,000 shares to a third-party consultant as partial payment for legal services.

On August 1, 2023 the Company granted incentive stock options to certain directors, officers, employees and contractors of the Company and its subsidiaries in the aggregate amount of 2,100,500. The options expire on August 1, 2028 and vest equally in thirds on each annual anniversary of the date of grant at an exercise price of $3.03.

On September 14, 2023, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $1,463,000 of future sales receipts for gross proceeds of $1,100,000. Under the Agreement, Foreland will make weekly delivery of receivables not less than $31,667 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

Item 2.  Other Information

None.

Item 3.  Financial Statements

SKY QUARRY INC.

formerly, Recoteq Inc.

Consolidated Financial Statements

As of and for the periods ended June 30, 2023 and December 31, 2022

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL RESULTS

The accompanying unaudited consolidated interim financial statements of the Company as at, and for the six months ended June 30, 2023 have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are the responsibility of the Company’s management. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. The interim financial statements and related financial reporting matters have been reviewed and approved by the Company's Audit Committee.

The Company’s independent auditor has not performed a review of the interim financial statements for the period ending June 30, 2023.

Sky Quarry Inc.

Consolidated Balance Sheets

As of June 30, 2023 and December 31, 2022

	2023	2022
	(Unaudited)	(Audited)

ASSETS

Current assets:
Cash	$1,065,142	$572,197
Accounts receivables	3,543,777	4,237,064
Prepaid expenses and other assets	381,996	269,500
Inventory	3,431,119	3,441,563
Total current assets	8,422,033	8,520,324

Property, plant, and equipment	6,348,200	5,823,209
Oil and gas properties	7,686,457	7,477,238
Restricted cash	4,539,519	782,369
Goodwill	3,209,003	3,209,003

Total assets	$30,205,212	$25,812,143

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$5,390,921	$5,944,981
Current maturities of notes payable	6,974,445	3,169,121
Total current liabilities	12,365,366	9,114,102

Notes payable, less current maturities, net of debt issuance costs	100,453	133,513
Accumulated amortization – origination fees	94,658	-
Debt discount – origination fees	(993,160)	-
Deferred tax liability	187,856	187,856
Total Liabilities	11,755,173	9,435,471

Commitments and contingencies

Shareholders’ Equity:
Preferred stock $0.001 par value: 25,000,000shares authorized; 1 share issued and outstanding	-	-
Common stock $0.0001 par value: 100,000,000 shares authorized: 48,869,268 and 48,674,268 shares issued and outstanding, respectively	4,887	4,867
Additional paid in capital	22,573,687	21,352,231
Accumulated other comprehensive loss	(168,113)	(177,320)
Accumulated deficit	(3,960,421)	(4,803,106)
Total shareholders’ equity	18,450,040	16,376,672

Total liabilities and shareholders’ equity	$30,205,213	$25,812,143

Sky Quarry Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Periods Ended June 30, 2023 and 2022

	2023	2022
	(Unaudited)	(Unaudited)

Net sales	$24,759,951	$-

Cost of goods sold	20,527,195	-
Gross profit (loss)	4,232,757	-

Operating expenses:
General and administrative	3,185,404	1,563,435
Share based compensation	223,316	-
Depreciation and amortization	151,405	-
Total operating expenses	3,560,125	1,563,435

Profit (loss) from operations	672,632	(1,563,435)
Other expenses:
Interest (income) expense	377,624	104,480
Loss (gain) on sale	(550,000)	-

Profit (loss) before income tax benefit	845,008	(1,667,915)

Income tax benefit (expense)	(2,324)	(3,723)

Net profit (loss)	842,684	(1,671,638)

Other comprehensive loss
Exchange gain (loss) on translation of foreign operations	9,207	(64,978)

Net profit (loss) and comprehensive profit (loss)	$851,891	$(1,736,616)

SKY QUARRY INC.

Consolidated Statements of Shareholders’ Equity

For the Periods Ended June 30, 2023 and 2022

Unaudited

	Preferred Stock Outstanding	Preferred Stock	Common Stock Outstanding	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance January 1, 2022	1	$ -	34,094,310	$3,409	$4,651,689	$(2,088,881)	$(79,093)	$2,487,124
Common share subscription, less offering costs	-	-	10,630,971	1,063	10,858,405	-	-	10,859,468
Stock warrants issued	-	-	-	-	2,293,938	-	-	2,293,938
Common stock issued on conversion of debt	-	-	962,885	96	208,066	-	-	208,162
Other comprehensive loss	-	-	-	-	-	-	(64,978)	(64,978)
Net loss	-	-	-	-	-	(1,671,638)	-	(1,671,638)
Balance June 30, 2022	1	$ -	45,688,166	$4,569	$18,012,194	$(3,760,522)	$(144,071)	$14,112,170
Balance January 1, 2023	1	-	48,674,268	4,867	21,352,231	(4,803,106)	(177,320)	16,376,672
Common share subscription, less offering costs	-	-	135,000	14	34,986	-	-	35,000
Share based compensation	-	-	-	-	223,316	-	-	223,316
Stock warrants issued	-	-		-	963,160	-	-	963,160
Common stock issued on exercise of warrants	-	-	60,000	6	(6)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	9,207	9,207
Net loss	-	-	-	-	-	842,684	-	842,684
Balance December 31, 2022	1	$ -	48,869,268	$4,887	$22,573,687	$(3,960,421)	$(168,113)	$18,450,040

SKY QUARRY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended June 30, 2023 and 2022

	2023	2022
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	$842,684	$(1,671,638)
Adjustments to reconcile net loss to cash used in operating
activities:
Share based compensation	223,316	-
Depreciation and amortization	151,405	-
Amortization of debt issuance costs	64,658	(18,177)
Factoring discount fee and interest	212,760	-

Changes in operating assets and liabilities:
Accounts receivable	(1,980,057)	-
Prepaid expenses and other assets	(112,496)	(234,597)
Inventory	10,444	-
Accounts payable and accrued expenses	(591,560)	240,285
Deferred tax payable	-	-
Net cash used in operating activities	(1,178,846)	(1,684,127)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash paid in acquisition; net of cash acquired	-	-
Proceeds from sale of assets	200,000	-
Purchase of property, plant, and equipment	(1,085,615)	(1,514,583)
Net cash used in investing activities	(885,615)	(1,514,583)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds on issuance of equity	35,000	12,724,175
Proceeds from note payable	3,842,825	-
Proceeds from factoring agreements	20,501,839	-
Repayments of factoring agreements	(18,041,255)	-
Payments on note payable	(33,060)	(1,116,119)
Net cash generated by financing activities	6,305,349	11,608,056

Effect of exchange rate on cash	9,207	(64,978)

Increase (decrease) in cash and restricted cash	4,250,095	8,344,368
Cash and restricted cash, beginning of the period	1,354,566	1,767,725

Cash and restricted cash, end of the period	$5,604,661	$10,112,093

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

1.NATURE OF OPERATIONS

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are, collectively, an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils.  The recycling and production of oil from asphalt shingles is expected to reduce the dependence on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

The Company’s head office is located at 707 W 700 S, Ste 101, Woods Cross UT 84087. The Company is organized under the laws of the State of Delaware.

The Company was incorporated as Recoteq Inc. on June 4, 2019, in the State of Delaware, and changed its name to Sky Quarry Inc. on April 22, 2020.

The Company directly holds three wholly owned subsidiaries: 2020 Resources LLC (“2020 Utah”), 2020 Resources (Canada) Ltd. (“2020 Canada”) and Foreland Refining Corporation (“Foreland”) as shown below.

2020 Utah (formerly, US Oil Sands (Utah) LLC and USO (Utah) LLC) was incorporated on November 2, 2017, in the State of Delaware. 2020 Utah is engaged in the exploration and development of oil sands properties using the Company’s proprietary solvent extraction technology. Through 2020 Utah, the Company has a 100% working interest in bitumen leases covering 5,930 acres of land in the PR Spring Uintah basin area of Utah.

2020 Canada (formerly, USO (Canada) Ltd.) was incorporated on April 26, 2018, in the Province of Alberta, Canada under the Canada Business Corporations Act. Sky Quarry anticipates future expansion into Canada, which will be facilitated through 2020 Canada.

On September 30, 2022, the Company acquired Foreland formerly, (Petro Source Resources) which was incorporated in the State of Texas on May 29, 1998. Foreland is engaged in the refining of heavy oil into diesel and other petroleum products at its Eagle Springs Refinery located near Ely, Nevada.

2.REVISION OF FINANCIAL STATEMENTS

During the financial close for the year ended December 31, 2022, the Company discovered certain errors related to other comprehensive loss and accumulated deficit. During the year ended December 31, 2021, the Company should have recognized $67,187 in operating loss that was recorded as other comprehensive loss. As a result, the Company adjusted its other comprehensive loss and accumulated deficit as of December 31, 2022. The adjustments did not result in a change in total equity as of December 31, 2021, but resulted in a reclassification to decrease accumulated deficit and increase other comprehensive loss of $67,187.

Management has determined that this revision was not material on a quantitative or qualitative basis to the prior period financial statements based on our analysis performed in accordance

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

with the guidance provided by SEC Staff Accounting Bulletins No. 99 – Materiality and No. 108 – Considering the Effects of Prior Year Misstatements.

The Company has determined that the impact of adjustments relating to the corrections of this accounting error is not material to previously issued annual audited and unaudited financial statements and as such no restatement was necessary. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. However, correcting the cumulative error in the current year would be material to the current year. Accordingly, these misstatements were corrected, and the adjustments are reflected in the related periods as noted above.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value.

The preparation of our financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. Estimates and underlying assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary. In preparing the financial statements, management makes estimates and assumptions regarding:

•the adequacy of the allowance for doubtful accounts;

•any changes to regulatory compliance; and

•other matters that affect reported amounts and disclosures of contingencies in the financial statements.

Other sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are specifically identified as a significant estimate. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result.

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

These financial statements have been prepared on a consolidated basis whereby the assets, liabilities and results of Sky Quarry, 2020 Canada, 2020 Utah and Foreland have been combined.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

Concentrations

The Company maintains its cash in various bank accounts, the balances of which at times may exceed federally insured limits. The Company has not experienced any losses related to these accounts, and management does not believe that the Company is exposed to significant credit risk.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses on receivables which, when realized, have been within the range of management’s expectations. Management believes that adequate provision has been made for risk of loss on all credit transactions.

In the normal course of business, the Company may provide credit terms to its customers based on their credit rating and generally require no collateral. A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenue.

Concentrations of revenues as of June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Customer A	36%	33%
Customer B	25%	22%
Customer C	20%	19%

Concentrations of accounts receivable as of June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Customer A	43%	25%
Customer B	16%	22%
Customer C	10%	18%
Customer D	*%	13%

*Customer did not account for more than 10% for the period presented.

Concentrations of vendors for the periods ended June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Vendor A	23%	26%
Vendor B	20%	17%
Vendor C	19%	17%

Business Combinations

Business combinations (whether partial, full or step acquisitions) are accounted for by the Company in accordance with the acquisition method of accounting pursuant to ASC 805 - Business Combinations and pushdown accounting is applied to record the fair value of the assets acquired by the Company. Under this method, the purchase price is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired will be allocated to goodwill. Hence, goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

Translation of Foreign Currencies

Transactions in foreign currencies are translated into U.S. dollars at the exchange rate prevailing at the transaction date. Monetary assets and liabilities in foreign currencies at each period end are translated at the exchange rate in effect at that date.

The Company has a foreign currency exposure with respect to its Canadian operations as 2020 Canada operations are in Canada; therefore, US GAAP requires the Company to adjust the value of its investment for changes in foreign currency exchange rates. The Company determines the functional currency of its subsidiaries based upon the primary currency used to generate and expend cash, which is the currency of the country in which the subsidiary is located. For subsidiaries with functional currencies other than the U.S. dollar, the monetary assets and liabilities are translated into U.S. dollars using period-end exchange rates. The resulting foreign currency translation losses are deferred as other comprehensive loss and reclassified to earnings only upon sale or liquidation of that business. The foreign currency translation gain of $9,207 and loss of $64,978 as of June 30, 2023 and 2022 respectively, were recorded in accumulated other comprehensive loss.

Accounts receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based upon historical write-off experience and known conditions about its customers’ current ability to pay. Account balances are charged against the allowance when management determines that the probability for collection is remote. Management determined that an allowance for doubtful accounts was not necessary as of June 30, 2023 and 2022.

Inventory

Inventory includes freight-in, materials, labor and overhead costs and are stated at the lower of cost or net realizable value. The Company determines cost on the basis of the first-in, first-out method. Allowances are recorded for slow-moving, obsolete or unusable inventory.  The Company assesses inventory for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventory and the estimated net realizable value based upon assumptions about future sales and supplies on-hand.

Oil and gas property and equipment

The Company follows the successful efforts method of accounting for its oil and gas properties per ASC 932. Acquisition costs associated with the acquisition of leases are capitalized. Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized. Costs incurred to obtain access to prove reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas are capitalized.

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs for reserves that cannot be classified as proved, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

made in assessing the reserves and the economic and operating viability of the project. If management determines that future development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by the unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated based on proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the depreciation, depletion, and amortization (“DD&A”) rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field, or which result in a significant alteration of the common operating field’s DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties. As of June 30, 2023 and 2022 the Company had no proved reserves assigned to its properties.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

Other property and equipment

Property, plant and equipment are stated at cost. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred. Depreciation and amortization are recorded principally by the straight-line method over the estimated useful lives of the assets, which are reviewed periodically and generally have the following ranges:

Years

Buildings  10

Machinery and equipment5 - 15

Office furniture and equipment 2 - 7

Leasehold improvements 4 - 5

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is accounted for in accordance with ASC 350, Intangibles-Goodwill and Other.  The Company acquired goodwill in its acquisition of Foreland. The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the periods ended June 30, 2023 and 2022, the Company did not recognize an impairment related to goodwill.

Restricted cash

Restricted cash consists of cash amounts that are contractually restricted as to usage or withdrawal and represents surety bonds in the amount of $708,000 with the State of Utah in connection with mineral leases regarding the PR Spring facility property, and approximately $4,000,000 in cash deposited by the Company into a separate bank account and designated as collateral for a standby letter of credit in the same amount in accordance with contractual agreements.  Refer to Note 13 for more information about our standby letters of credit.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is measured based on the amount defined per the contract and recognized when performance obligations within a contract are satisfied which generally occurs with the transfer of control of the goods to the customer. Substantially all the Company’s revenues are derived from product sales that consist of a single performance obligation satisfied at a point in time.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

Product sales to customers are made under a purchase order (PO), or in certain cases, in accordance with the terms of a master services agreement (MSA) or similar arrangement, which defines the rights and obligations of each party.

Payment terms and conditions vary by contract, although terms generally include a requirement of payments within 30 days.

The Company accounts for shipping and handling as activities to fulfill the promise to transfer the goods. As such, shipping and handling fees billed to customers in a sales transaction are recorded in sales and shipping and handling costs incurred are recorded in cost of sales.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount.

The Company believes that the future undiscounted net cash flows to be received from its long-lived assets exceed the assets’ carrying values and, accordingly, the Company has not recognized any impairment losses for the six months ended June 30, 2023 and 2022.

Offering costs

The Company complies with the requirements of ASC 340-10 in recording and treating costs associated with the offering of the Company’s securities.  These costs consist of legal, escrow, exchange and marketing fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering closes whereupon the offering costs are charged to shareholders’ equity if the offering is successful or expensed in the period of an aborted or unsuccessful offering.

Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

4.GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. As of June 30, 2023, the Company has an accumulated deficit of $3,960,421 and has, with the acquisition of Foreland on September 30, 2022, begun to generate cash flows from operations.

As of June 30, 2023, there is uncertainty about the Company’s ability to generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due. Management needs to raise funds by way of debt or equity issuances and improve the Company’s liquidity. The Company will closely monitor its cash and will take the necessary measures to preserve cash, such as reducing spending as needed until the Company succeeds in proving its extraction technology is viable in the open market. If the Company is unable to raise additional debt or equity financing these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

5.ACQUISITION

Foreland Refining Corporation

On September 30, 2022, the Company acquired Foreland by way of a share purchase agreement for total consideration of $10,395,667 (after a post-closing adjustment of $604,333), paid to Refinery Technologies Inc, (“Seller” or “RTI”) by way of cash payment of $4,000,000 at closing (net of cash received of $1,484) and issuance of a $6,395,667 promissory note to the Seller (See Note 13).

The acquisition of Foreland was accounted for using the acquisition method of accounting pursuant to ASC 805 - Business Combinations. The purchase consideration has been allocated based on an assessment of the fair market values of the acquired assets and liabilities assumed.

The fair values assigned to property, plant, and equipment were determined by reference to third party fair market value in place valuation.

Recognized amounts of identifiable net assets & liabilities acquired
Cash	$ 1,484
Accounts receivable	4,180,562
Inventory	3,119,870
Prepaid expenses	14,104
Property, plant, and equipment	5,400,695
Goodwill	3,209,003
Deferred tax liability	(1,263,698)
Liabilities	(4,266,353)
Total acquired	$ 10,395,667

6.DEFERRED OFFERING COSTS

Deferred offering costs consisted of:

	June 30, 2023	December 31, 2022
Balance, beginning of period	$ -	$ 455,837
Additions	-	797,947
Deductions		1,253,784
Balance, end of period	$ -	$ -

Deferred offering costs were costs directly related to the Company’s registration-exempt securities offering made under Regulation A, which closed on September 30, 2022. These costs consisted of legal, marketing, accounting, printing, administration, broker-dealer, escrow and filing fees directly related to the offering. On closing, the deferred offering costs were deducted from the gross proceeds of the Offering and recorded as a deduction to Additional Paid in Capital.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

7.INVENTORY

Inventory consists primarily of raw crude, chemicals and finished goods. Inventory consisted as of the periods below:

	June 30, 2023	December 31, 2022
Finished goods	$ 2,425,319	$ 2,322,835
Raw materials	750,120	890,210
Chemicals	255,679	228,518
	$ 3,431,119	$ 3,441,563

8.MINERAL LEASES

Through its acquisition of 2020 Utah, the Company indirectly acquired certain mineral rights under three mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands” between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and 2020 Utah, as lessee, covering certain lands in the PR Spring Area largely adjacent to each other (the “SITLA Leases”).

	SITLA Mineral Lease	Total
Cost
January 1, 2022	$ 63,800	$ 63,800
Additions	-
December 31, 2022	63,800	63,800
Additions	-	-
June 30, 2023	$ 63,800	$ 63,800

Accumulated Amortization
June 30, 2023 and December 31, 2022	$ -	$ -

Carrying Amounts
June 30, 2023	$ 63,800	$ 63,800
December 31, 2022	$ 63,800	$ 63,800

During the periods ending June 30, 2023 and December 31, 2022, the Company had not amortization of the lease rights due to operations having not yet started.

The Company (through its subsidiary) holds mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Terms of the SITLA Leases are set forth in the table below.

Reference	Gross Acres	Net Acres	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate (4)
ML-49579	50.4	50.4	12/31/2024	$ 500	$ 5,000	6.5%
ML-49927	4,319.9	4,319.9	5/31/2025	4,320	43,200	6.5%
ML-51705	1,560.0	1,560.0	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3		$ 6,380	$ 63,800

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

Notes:

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

4.The production royalty is payable on the market price of products produced from the leased substances, without deduction of costs for mining, overhead, labor, distribution or general and administrative activities.

9.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is comprised of the following:

	June 30, 2023	December 31, 2022
Buildings	$ 1,575,000	$ 1,575,000
Machinery and equipment	5,080,003	4,406,607
Office furniture and equipment	6,733	6,733
	6,661,736	5,988,340
Less: Accumulated depreciation and amortization	(316,536)	(165,131)
	$ 6,345,200	$ 5,823,209

PR Spring Property, plant and equipment consists of research and development equipment and mining equipment. Eagle Springs Refinery consists of tanks, buildings, refining processing equipment, shop, lab and equipment. Each class of property, plant and equipment is estimated to have a useful life of 5 years and will be amortized over a straight-line basis.

Depreciation and amortization expense totaled $316,536 and $165,131 for the periods ended June 30, 2023 and December 31, 2022, respectively.

10.OIL AND GAS PROPERTIES

Oil and gas properties are comprised of the following:

	June 30, 2023	December 31, 2022
Balance, beginning of period	$ 7,477,238	$ 2,448,859
Additions	409,219	5,028,379
Deletions	(200,000)	-
Balance, end of period	$ 7,686,457	$ 7,477,238

Oil and gas properties include undeveloped lands, unproved properties and seismic costs where management has not fully evaluated for technical feasibility and commercial viability.

Additions during the period ended June 30, 2023, relate to development of the land, extraction facility and mine at PR Spring. Deletions during the period ended June 30, 2023 related to the sale of non-utilized equipment at PR Spring.

11.GOODWILL

Goodwill is derived from the acquisition of Foreland in 2022. Goodwill recognized from the acquisition was $3,209,003. After a performance analysis conducted at quarter-end, the Company did not have an impairment loss related to goodwill.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

12.ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	June 30, 2023	December 31, 2022
Trade accounts payable	$ 5,354,399	$ 5,227,274
Accrued expenses	8,155	686,236
Accrued vacation	13,834	13,834
Sales tax payable	14,533	17,637
	$ 5,390,921	$ 5,944,981

13.DEBT

Debt consisted of the following:

Lender / Merchant	Maturity Date	Interest Rate	Principal Balance June 30, 2023	Principal Balance December 31, 2022

Alterna Capital Solutions	-	-	2,696,800
Libertas Funding	-	-	2,308,198
Lendspark Corporation	May 14, 2024	33%	1,462,500	-
Private Lender	Feb 17, 2023	20%	373,922	-
Private Lender	Jan 23, 2023	20%	88,643	-
Refinery Technologies Inc.	Oct 31, 2022	4%	-	2,895,540
ACMO USOS LLC	March 15, 2021	15%	-	191,699
USA SBA	March 1, 2026	1%	100,453	133,513
JPMorgan	Sept 16, 2023	10%	81,882	81,882
			$ 7,112,398	$ 3,302,634

As of June 30, 2023, the maturity date of debt is as follows:

Due in less than one year	$ 7,045,429
Due in more than one year	66,969
$ 7,112,398

The debt terms related to private lenders, presented sequentially as above, are as follows:

On June 14, 2023, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland.

On February 21, 2023, the Company entered into a binding term sheet with a private lender for a convertible loan of $1,000,000 to be personally guaranteed and secured by members of the Board and received a deposit of $400,000. During the course of loan document preparation, it was determined that certain terms agreed to in the term sheet could not be completed. On April 6, 2023, the parties amended the terms of the term sheet by way of a debt satisfaction agreement under which the unsecured deposit, plus accrued interest calculated at 20% per annum, would be repaid on or before May 21, 2023, after which amounts unpaid would incur interest at the rate of 30% per annum. As inducement to enter into the debt satisfaction agreement, the lender was issued 2,000,000 common share purchase warrants, each warrant

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

granting the holder the right to purchase one common share of the Company at a price of $0.90 for a period of five years from issue. The Company has not received a notice of default from the lender as of the date of this report.

On January 23, 2023, the Company entered into a promissory note for $100,000 from a private lender. The note is unsecured, bears interest at 20% per annum and matured on March 23, 2023. As inducement for advancing the note, the lender was issued 20,000 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $2.00 for a period of two years from issue. The Company has not received a notice of default from the lender as of the date of this report.  The maturity date of the note is currently being renegotiated.

On September 30, 2022, the Company entered into a promissory note for $7,000,000 from RTI which formed part of the purchase price of the Foreland acquisition (see Note 5).  The note ranks senior to all debt and is secured against all of the assets of the Company and of its subsidiaries. The note matured on October 31, 2022, and bears interest at 4% per annum. Terms of the note include a payment of $3,500,000 due October 15, 2022, which was issued and applied to the amount outstanding under the Note. The principal amount of the note was adjusted retroactively following the close of the Foreland acquisition by $604,333 (to $6,395,667). On November 3, 2022, the Company entered into a Closing Extension Agreement with RTI which extended maturity of the Note to November 15, 2022, and extended the split payment clause in the Share Purchase Agreement to December 31, 2022. In connection with the extension, the Company recorded a penalty for the extension of the split payment clause for $2,117,298, which was included in interest expense on the statement loss and comprehensive loss. On December 23, 2022, the Company entered into a Forbearance Agreement, effective as of December 1, 2022, with RTI, due to the Company’s default on the note and the purchase agreement, as amended under the closing extension agreement. Pursuant to the Forbearance Agreement, RTI agreed to forbear pursuing its rights and remedies against the Company until February 28, 2023 (the “Forbearance Period”). Under the terms of the Forbearance Agreement, from September 30, 2022, up to the Forbearance Period, the split payment clause under the purchase agreement was voided and Foreland paid a varying percentage of its net profits to RTI, in amounts of up to 100%, as management fees. As inducement to enter the Forbearance Agreement, RTI was issued 250,000 shares of common stock of the Company for no cash consideration. As of February 20, 2023, all of the Company’s obligations under the Forbearance Agreement, and its obligations under the Share Purchase Agreement and under the note, were satisfied in full. In connection with the issuance of the note payable and the acquisition, the Company also entered into a transition services agreement with the seller, which continued through July 31, 2023.

On September 16, 2020, the Company entered into a promissory note for $300,000 from ACMO USOS LLC which formed part of the Share Purchase Agreement.  The note matured on December 15, 2020, and bears an interest rate at 10% per annum. On December 13, 2020, the interest rate was increased to 15% thereafter and the maturity date of the note was extended to March 16, 2021. On November 2, 2022 ACMO filed for voluntarily cancellation and was dissolved by the State of Delaware Division of Corporations effective December 27, 2022. As of the date of this report no notice of assignment or succession of the note has been received and consequently the loan is deemed forfeited.

On March 1, 2021, 2020 Resources LLC received a loan in the amount of $152,200 through the Payroll Protection Program from the U.S. Small Business Administration. The loan carries an interest rate of 1%, has a two-year term with no principal payments for 12 months and may be forgiven in whole or in part subject to certain terms and conditions and the use of funds by the Company. Commencing March 1, 2022, the Company is required to make monthly repayments of principal of the note and accrued interest, totaling $3,203. As of June 30, 2023, $17,043 had been forgiven by the lender following assessment.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

On September 16, 2020, the Company entered into a promissory note for $450,000 from JPMorgan Chase Bank N.A. (“JPMorgan”).  The note is unsecured, bears interest at 10% per annum and matures on September 28, 2023. Portions of the note have been converted from time to time into common shares. On March 14, 2022, at the election of the lender the balance outstanding under the note was converted into 68,742 Shares in full and final satisfaction of the note.

RECEIVABLES FINANCING AGREEMENT

On December 21, 2022 Foreland entered into an Invoice Purchase and Sale Agreement (the “IPSA”) and Inventory Finance Rider with Alterna Capital Solutions, LLC. Under the terms of the IPSA, Alterna provides an advance of 85% of the amount of the purchased receivables to Foreland and during the time the receivables remain outstanding, is granted a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

The Rider provides a standby security for certain letters of credit in place with certain crude oil suppliers to Foreland. The letters of credit are adjusted periodically to correlate with the price and quantities of purchased heavy crude oil.  The Agreement is secured by the sale-ready and pre-sale petroleum product inventory on hand at Foreland. Funds drawn under the Agreement accrue interest at a per annum rate equal to the sum of the Wall Street Journal Prime Rate plus 2.25%. In addition, a collateral monitoring fee of 0.17% on outstanding advances made is due monthly.

As at June 30, 2023 a total of $3,204,441 has been advanced under the IPSA and $1,633,511 is owing under the Rider.

LIABILITY FOR SALE OF FUTURE REVENUES

As at June 30, 2023 we are party to three agreements related to the sale of future revenues with Libertas Funding, LLC.  The agreements, summarized below, contain substantially the same terms and conditions and grant a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

Discounts related to the agreements will be amortized to expense over the term of the agreements. During the six months ended June 30, 2023, the Company amortized an aggregate of $466,807 of discount, respectively, to interest expense. Unamortized discount, in aggregate is $1,228,806 at June 30, 2023.

On May 3, 2023, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $884,450 of future sales receipts for gross proceeds of $665,000. Under the Agreement, Foreland will make weekly delivery of receivables not less than $19,143 until the amount sold is extinguished. As at June 30, 2023 a total of $731,298 remained outstanding.

On February 21, 2023, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $990,000 of future sales receipts for gross proceeds of $750,000. On May 17, 2023, this agreement was refinanced into an Agreement of Sale of Future Receivables with Libertas Funding, LLC for the sale of $2,560,250 of future sales receipts for gross proceeds of $1,925,000. Under the refinanced Agreement, Foreland will make weekly delivery of receivables not less than $55,416 until the amount sold is extinguished. As at June 30, 2023 a total of $2,227,750 remained outstanding.

On January 17, 2023, Foreland entered into an Agreement of Sale of Future Receivables with Libertas Funding, LLC for the sale of $2,871,000 of future sales receipts for gross proceeds of $2,200,000. On June 30, 2023, this Agreement was refinanced into an Agreement of Sale of

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

Future Receivables with Libertas Funding, LLC for the sale of $2,520,000 of future sales receipts for gross proceeds of $2,000,000. Under the refinanced Agreement, Foreland will make weekly delivery of receivables not less than $50,000 until the amount sold is extinguished.

14.INCOME TAXES

The following table presents a reconciliation of the statutory federal rate and our effective tax rate:

	June 30, 2023	December 31, 2022
Provision for income taxes at federal statutory rates	$ (785,059)	$ (785,059)
State taxes, net of federal benefits	(98,556)	(98,556)
Change in valuation allowance	(187,227)	(187,227)
Other	(1,277)	(1,277)
	$ (1,072,119)	$ (1,072,119)

Significant components of the Company’s deferred tax assets and liabilities for federal, state and foreign income taxes are as follows as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Deferred tax assets (liabilities):
Accruals, reserves, and other	$ 43,331	$ 43,331
Depreciation and amortization	11,851	11,851
Stock compensation	51,593	51,593
Net operating loss carryover	1,292,151	1,292,151
Total gross deferred tax assets	1,398,926	1,398,926
Less: valuation allowance	(360,414)	(360,414)
Net Deferred tax assets	1,038,512	1,038,512
Total gross deferred tax liabilities	(1,226,368)	(1,226,368)
Net deferred taxes, June 30, 2023	$ (187,856)	$ (187,856)

As of June 30, 2023, the Company had U.S. federal net operating loss carryforwards of approximately $3.8 million, which may be available to offset future federal income and do not expire. As of December 31, 2022, the Company had state net operating losses of $3.8 million which may be available to offset future state income tax and do not expire. As of June 30, 2023, the Company had Canadian net operating losses of $1.6 million which may be available to offset future Canadian income tax and begin to expire in 2042.

The Company has evaluated the positive and negative evidence bearing upon the deferred tax assets and whether they will be realized. Based on the Company’s acquisition of Foreland who has a history of operating profits, the Company has concluded that it is more likely that the benefit of its deferred tax assets will be realized. As of June 30, 2023, the deferred tax liabilities of $1,226,368 is related to the acquisition of Foreland assets. As of June 30, 2023, the Company had a history of operating losses, the Company has concluded that it more than likely than not the benefit of its deferred tax assets will not be fully realized. Accordingly, the Company has a valuation allowance for deferred tax assets as of June 30, 2023 and December 31, 2022, of $360,414 and $360,414, respectively.

The Company has not performed a Section 382 study to determine whether it had experienced a change in ownership and, if so, whether the tax attributes (net operating losses or credits) were impaired. Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company’s ability to utilize net operating loss or other tax attributes, such as research tax

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

credits, in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws.

As of June 30, 2023 and December 31, 2022, the Company does not have any unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2023 and December 31, 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

15.EQUITY

On April 20, 2021, the Company authorized an amendment to its Certificate of Incorporation which amended its authorized share structure by fixing the authorized shares of common stock issuable at a maximum of 100,000,000 with no change to the par value.

On June 21, 2021, the Company authorized an amendment to its Certificate of Incorporation which amended the terms regarding the issue of preferred stock to include “Blank-Check” provisions, specifically, authorizing its board of directors to provide, out of the unissued shares of authorized preferred stock, one or more classes of preferred stock or one or more series of preferred stock within any class thereof, and to set the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, which may differ from those of any and all other issuances, of each class of preferred stock or series of preferred stock within any class thereof, in accordance with the General Corporation Law of Delaware.

On September 29, 2021, the SEC qualified an offering of securities submitted by the Company under Regulation A (the “Reg A Offering”). Under the Reg A Offering, the Company proposed to sell up to 15 million units (“Units”) at a price of $1.25 per Unit. Each Unit was comprised of one share of common stock (an “Offering Share”) and one warrant to purchase an additional share (an “Offering Warrant”) at a price of $2.50 for a period of three years from issue. The Company reserved from treasury a maximum of 15,000,000 Shares issuable under the Reg A Offering, assuming full subscription, and a maximum of 15,000,000 shares issuable on exercise of the Offering Warrants (”Warrant Shares”) issued in connection with the Reg A Offering, assuming full subscription and full exercise. The Company did not issue Unit certificates but instead issued Offering Shares and Offering Warrants in the number of Units subscribed for to subscribers under the Reg A Offering. The Reg A Offering closed on September 30, 2022.

During the year ended December 31, 2022, the Company issued an aggregate of 14,579,957 shares of common stock. During the six months ended June 30, 2023, the Company issued an aggregate of 195,000 shares of common stock.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

The table below sets forth the Shares reserved by the Company for future potential issuance as at June 30, 2023.

Maximum Issuable
Company Stock Option Plan maximum	5,000,000
(1,700,000 Options granted outstanding) Common Share Purchase Warrants outstanding	16,797,236

TOTAL SHARES RESERVED FOR ISSUANCE	21,797,236

As at June 30, 2023 and December 31, 2022, the Company had issued and outstanding a total of 16,797,236 and 14,827,236 warrants, respectively, to purchase one share of Common Stock, exercisable at a range from $0.90 to $2.50 per share for a range of 24 to 60 months from the date of issuance and carry a put feature in the event of a change in control. The put right is not subject to derivative accounting as all equity holders are treated the same in the event of a change in control.

16.STOCK OPTION PLAN

On March 27, 2020, the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire shares of common stock of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The Plan is a fixed number plan with a maximum of 5,000,000 shares of common stock reserved issuable under the Plan.

The table below sets forth share options outstanding as of June 30, 2023.

Grant Date	Options Outstanding	Exercise Price	Expiration	Vesting
2022-09-01	1,700,000	$ 0.90	2027-08-31	Equally over 3 years commencing on first anniversary of grant date

During the periods ended June 30, 2023 and December 31, 2022, the Company recorded share-based compensation expense of $223,316 and $209,132, respectively.

As of June 30, 2023, the Company had $375,052 of unrecognized share-based compensation costs related to non-vested awards that will be recognized over a weighted average period of 3 years. As of June 30, 2023, no options have vested, and no options are exercisable. The options issued during 2022 vest equally over 3 years commencing on the first anniversary of the grant date.

The following sets forth the outstanding common unit options and related activity for the period ended June 30, 2023:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2022	2,000,000	$ 0.90
Granted
Exercised	-	-
Forfeited	(300,000)	0.90
Outstanding as of June 30 2023	1,700,000	$ 0.90

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

17.RELATED PARTY TRANSACTIONS

Related party transactions in these consolidated financial statements are as follows:

On September 16, 2020, the Company issued a promissory note to JPMorgan, in the amount of $450,000.  Portions of the note were converted from time to time into Shares until paid in full. JPMorgan is a related party as a significant shareholder holding directly and indirectly, as of December 31, 2022, 6,749,639 common shares (13.88%), 25,000 common share purchase warrants, and 1 preferred share of the Company.

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020, and approved a governance agreement (the “JPM Agreement”) between the Company and JPMorgan, which grants to JPMorgan the following rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by the Company in excess of $500,000;

•Board of Director observation rights;

•the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On March 28, 2022, at the election of the lender the note was converted into 285,329 Shares in full and final satisfaction of the note.

For the periods ended June 30, 2023 and 2022, the Company paid sitting and committee fees of $74,000 and $153,500, respectively, to members of the board of directors.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

18.GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consisted of the following for the years ended:

	June 30, 2023	December 31, 2022
Internal fuel	$ 1,321,556	$ 806,164
Professional fees	668,170	1,194,033
Executive Compensation	514,715	1,198,327
Repairs and maintenance	203,437	110,683
Insurance	143,779	570,959
Lease and utilities	105,629	34,374
Travel	85,223	320,837
Other	77,888	325,999
Automobile	76,695	40,903
Lab	63,013	63,081
Licenses	45,090	40,397
Safety and equipment	38,603	57,560
	$ 3,185,404	$ 4,763,317

19.COMMITMENTS AND CONTINGENCIES

As of June 30, 2023, the Company has commitments for the following:

The Company holds two leased land rights of way in Nye County, Nevada, totaling approximately 40 acres, in the amount of $4,250 annually.

The Company is required by its crude suppliers to obtain and hold certain standby letters of credit. A letter of credit serves as a guarantee by the banking institution to pay the Company’s crude suppliers against presentation of unpaid invoices up to the amount stated in the standby letter of credit, in the event that these claims are not paid by the Company. Under the Inventory Financing Rider, the Company has cash collateralized the letters of credit, resulting in the cash being designated as restricted. Historically, it has not been necessary to draw on the standby letters of credit. Please refer to Note 3 for more information on restricted cash and Note 13 for more information on the Inventory Financing Rider, including the amount held in the standby letters of credit at June 30, 2023 and December 31, 2022.

The Company leases office space at 707 W 700 S, Ste 101, Woods Cross UT. The lease is for a three year term commencing July 1, 2023 at a rate of $6,967 per month, inclusive of all utilities, taxes etc.

In connection with the PR Spring mineral leases (See Note 8) the Company is required to post surety bonds to cover costs associated with dismantling, decommissioning, and site disturbance remediation activities of its properties in case of abandonment. As of June 30, 2023, these costs were estimated at $708,000. These amounts are held in one or more certificates of deposit held at a bank for the benefit of the State of Utah in the event of default. These amounts may be subject to periodic review and adjustment by Utah Department of Oil, Gas and Minerals.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2023

Expressed in US dollars

20.SUBSEQUENT EVENTS

Management performed a review and determined that except as disclosed elsewhere herein and below, no material events occurred subsequent from June 30, 2023 to October 6, 2023, the date of presentation of these financial statements.

On July 1, 2023, the Company issued 100,000 shares to a third-party consultant in connection with the execution of a legal services agreement.

On August 1, 2023, the Company granted a total of 2,100,500 incentive stock options to certain directors, officers, employees and consultants of the Company and its subsidiaries. The options have an exercise price of $3.03 per Share for a period of five years and vest in equal amounts on the 12, 24, and 36 month anniversaries of the grant date.

On September 14, 2023, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $1,463,000 of future sales receipts for gross proceeds of $1,100,000. Under the Agreement, Foreland will make weekly delivery of receivables not less than $31,667 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

Item 4.   Exhibits

INDEX TO EXHIBITS

Exhibit	Description	Form	File No.	Filing Date

2.1	Amended and Restated Certificate of Incorporation	1-A	024-11574	2021-07-07
2.2	Amendments to Certificate of Incorporation	1-A	024-11574	2021-07-07
2.3	Company Bylaws as Amended	1-A	024-11574	2021-07-07
3.1	Form of Warrant to be sold to Investors in Reg A Offering	1-A	024-11574	2021-07-07
3.2	Stock Plan	1-A	024-11574	2021-07-07
3.3	Certificate Of Designation Of Series A Preferred Stock	1-A	024-11574	2021-07-07
3.4	Promissory Note - Loeb Term Solutions	1-A	024-11574	2021-07-07
3.5	Promissory Note – JPMorgan Chase Bank N.A	1-A	024-11574	2021-07-07
4	Subscription Agreement	1-A	024-11574	2021-07-07
6.1	Employment Agreements
6.1.1	Executive Employment Agreement with David Sealock	1-A	024-11574	2021-07-07
6.1.2	Executive Employment Agreement with Marcus Laun	1-A	024-11574	2021-07-07
6.1.3	Executive Employment Agreement with Darryl Delwo	1-A	024-11574	2021-07-07
6.2	Agreements Relating to the acquisition of 2020 Resources LLC and 2020 Resources (Canada) Ltd.
6.2.1	Securities Purchase Agreement with 2020 Resources Holdings LLC Dated September 16, 2020	1-A	024-11574	2021-07-07
6.2.2	Credit And Security Agreement with Loeb Term Solutions LLC Dated September 21, 2020	1-A	024-11574	2021-07-07
6.3	Digital Offering Engagement Letter	1-A	024-11574	2021-07-07
6.3a	Digital Offering Engagement Letter (Amended)	1-APOS	024-11574	2021-11-15
6.3b	Digital Offering Engagement Letter (Amended)	1-APOS	024-11574	2021-11-16
6.3.1	Agent’s Warrant	1-A	024-11574	2021-07-07
6.3.1a	Agent’s Warrant (Amended)	1-APOS	024-11574	2021-11-15
6.3.1b	Agent’s Warrant (Amended)	1-APOS	024-11574	2021-11-16
6.4	Prime Trust, LLC Escrow Agreement	1-A	024-11574	2021-07-07
6.5	Agreement With Equifund, LLC	1-A	024-11574	2021-07-07
6.6	Mineral Leases
6.6.1	ML-49927-OBA as Amended	1-A	024-11574	2021-07-07
6.6.2	Ml-49579-OBA	1-A	024-11574	2021-07-07
6.6.3	Ml-51705-OBA	1-A	024-11574	2021-07-07
6.7	Agreement with JPMorgan Chase Bank	1-A	024-11574	2021-07-07
6.8	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-K	24R-00527	2023-09-05
6.9	Invoice Purchase and Sale Agreement with Alterna Capital Solutions, LLC	1-K	24R-00527	2023-09-05
6.1	Debt Satisfaction Agreement with KF Business Ventures LP	1-K	24R-00527	2023-09-05
6.11	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-K	24R-00527	2023-09-05
6.12	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-K	24R-00527	2023-09-05
6.13	Sale of Future Receivables Agreement with Libertas Funding, LLC	1-K	24R-00527	2023-09-05
6.14	Loan with Lendspark Corporation	1-K	24R-00527	2023-09-05
11	Consents Of Attorneys and Accountants
11.1	Consent Of Accountant To Sky Quarry Inc.	1-A/A	024-11574	2022-01-11
11.2	Consent Of Accountant To 2020 Resources LLC And 2020 Resources (Canada) Ltd.	1-A/A	024-11574	2022-01-11
11.3	Consent of Attorney	1-A	024-11574	2021-07-07
11.4	Consent of Auditor to Sky Quarry Inc
99.1	Audit Committee Charter	1-K	24R-00527	2023-09-05
99.2	Compensation, Nomination, and Corporate Governance Committee Charter	1-K	24R-00527	2023-09-05
99.3	Health, Safety and Environment Committee Charter	1-K	24R-00527	2023-09-05
99.4	Company Code of Business Conduct and Ethics	1-K	24R-00527	2023-09-05

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Quarry Inc.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Chief Executive Officer
Date:	November 21, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Principal Executive Officer
Date:	November 21, 2023

By:	/s/ Darryl Delwo
Name:	Darryl Delwo
Title:	Principal Finance Officer, Principal Accounting Officer
Date:	November 21, 2023